PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121



06019271

8th December 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 7 December 2006:

"Possible Offer"

Yours faithfully

Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Further to the announcement dated 23 October 2006 regarding a possible offer for the Company, Panther plc announces that it has terminated all discussions.

The Board is extremely confident in the future prospects for the Group. In particular, the Company has embarked on an active period of high impact exploration drilling which, together with our recent exploration successes in both Indonesia and Vietnam, and good progress in our portfolio of new development projects, offer shareholders substantial upside.

7 December 2006

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**